Filed by: ALLTEL Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: CenturyTel, Inc.

Commission File No: 1-7784

Note: The following press release was issued by ALLTEL on March 19, 2002.

For additional information contact:

Andrew Moreau 501-905-7962

Director - Corporate Communications

andrew.moreau@alltel.com

Kerry Brooks 501-905-8991

Vice President-Investor Relations

kerry.brooks@alltel.com

Release date:   March 19, 2002

ALLTEL to purchase CenturyTel's wireless properties for $1.65 billion

Company to add more than 700,000 customers in complementary markets

ALLTEL withdraws offer to merge with CenturyTel

LITTLE ROCK, Ark. - ALLTEL today announced an agreement to purchase all the wireless properties owned by CenturyTel Inc. for $1.65 billion in cash. ALLTEL will add more than 700,000 customers and expand its wireless footprint into highly complementary new markets across Arkansas, Louisiana, Michigan, Mississippi, Texas and Wisconsin. ALLTEL will now have 7.4 million wireless customers in 24 states. Also included in the transaction are minority partnership interests in cellular operations of 2.0 million proportionate POPs, or potential customers, and PCS licenses covering 1.3 million POPs in Wisconsin and Iowa.

ALLTEL will finance the purchase through a combination of debt and equity or equity-linked securities with the goal of maintaining its "A/A2" credit rating. The company has received committed interim financing from Merrill Lynch and Bank of America, in addition to existing credit facilities, that can be used for both this transaction and ALLTEL's pending acquisition from Verizon of 600,000 Kentucky wireline customers.

ALLTEL's acquisition of CenturyTel's wireless properties is expected to be slightly dilutive to earnings in 2002 and break-even or better in 2003.

The transaction is expected to close in the third quarter of 2002. To ensure these properties maintain their operational and financial performance prior to closing, CenturyTel has agreed to maintain capital expenditures and sales and marketing spending, in addition to other customary operating covenants.

ALLTEL also announced that it has withdrawn its offer to merge with CenturyTel and signed a one-year standstill agreement. CenturyTel has agreed to dismiss its lawsuit against ALLTEL.

"This transaction will grow our wireless business and is highly complementary to our existing operations," said Joe Ford, ALLTEL's chairman and chief executive officer. "This is a good opportunity to add wireless properties with significant potential for increased scale and scope at an attractive purchase price."

This acquisition will expand ALLTEL's wireless footprint through the addition of new markets that include Monroe and Shreveport, La.; Jackson, Miss.; Lansing, Grand Rapids and Kalamazoo, Mich.; Appleton, LaCrosse and Eau Claire, Wis.; and Texarkana, Ark. and Texas.

"These properties will expand ALLTEL's footprint and connect to areas where we have significant existing operations," said Scott Ford, ALLTEL's president and chief operating officer. "In addition, this acquisition provides us the opportunity to increase the profitability of these new properties through the introduction of regional and national rate plans as well as through cost reductions."

ALLTEL will hold a conference call at 7:30 a.m. CST today to discuss the transaction. Interested parties can access the call by dialing 877-493-2983 five minutes prior to the start time. A replay of the call will be available beginning at 10:30 a.m. CST today and ending at midnight CST on March 22. The replay can be accessed by calling 800-642-1687, passcode 3563542.

An online presentation is available at www.alltel.com/investors.

ALLTEL, with more than 10 million communications customers and $7.6 billion in annual revenues, is a leader in the communications and information services industries. ALLTEL has communications customers in 24 states and provides information services to telecommunications, financial and mortgage clients in more than 50 countries.

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of ALLTEL or a combined ALLTEL and CenturyTel to differ materially, many of which are beyond the control of ALLTEL include, but are not limited to, the following: (1) the businesses of ALLTEL and CenturyTel may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the customer base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) the introduction of new technologies and competitors; (9) changes in labor, equipment and capital costs; (10) future acquisitions, strategic partnerships and divestitures; (11) general business and economic conditions; and (12) other risks described from time to time in ALLTEL's and CenturyTel's periodic reports filed with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues" or the negative or other forms of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements in this press release.

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